ATLATSA ANNOUNCES RESULTS FOR THE QUARTER ENDED MARCH 31, 2014

First quarter highlights:

•	Safety statistics improve by 61% year-on-year.

•	PGM production volumes improve by 19% year-on-year, despite challenges associated with unseasonal rain fall, safety stoppages and post year end start up.

•	Development improves by 37% year-on-year as Bokoni Mine continues to develop two new mining operations and positions itself for the PGM market recovery.

•	Cash margins improve.

•	Balance sheet restructure completed, resulting in significant reduction in Company debt and cost of borrowing.

•	Purchase of concentrate terms agreed with Anglo American Platinum.

May 15, 2014 Atlatsa Resources Corporation (Atlatsa or the Company) (TSX: ATL; NYSE MKT: ATL; JSE: ATL) announces its operating and financial results for the three months ended March 31, 2014. This release should be read together with the Company's Financial Statements and Management Discussion & Analysis for the period filed on www.sec.gov and www.sedar.com and available at www.atlatsaresources.co.za. Currency values are presented in South African Rand (ZAR), Canadian Dollars ($) and United States Dollars (US$).

*PGM means platinum group metals (4E), comprising platinum, palladium, rhodium and gold.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Charmane Russell	Annerie Britz
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 372 5816

Chief Executive Officer, Harold Motaung, says, Notwithstanding the challenges associated with the annual start up after the December holiday break and operational challenges resulting from the heaviest rain falls registered at Bokoni Mine in the past twenty years, the Company achieved a credible operating and financial performance in what is traditionally the most challenging quarter in our calendar year. Most importantly, Bokoni Mine continues to show a positive upward trend in operating performance, with all key operating metrics showing significant year-on-year improvements. Through the efforts of our employees, Bokoni Mine continues to develop through these challenging times in the PGM sector and is well positioned to continue on its growth trajectory, as demonstrated over the past two years.

Operating and financial performance

Set out below are summaries of the key operating and financial results for Bokoni Mine and the Company for the quarter ended March 31, 2014.

Operating results		Q1 2014	Q1 2013	% Change
Tonnes milled	T	390,009	302,964	29
Recovered grade	g/t milled, PGM	3.53	3.82	(8)
PGM oz produced	Oz	42,820	36,043	19
UG2 mined to total output	%	32.10	34.36	(7)
Primary development	Metres	2,686	1,956	37
Capital expenditure	$m	11.2	12.0	(7)
Operating cost/tonne milled	ZAR/t	1,308	1,283	(2)
Operating cost/PGM oz	ZAR/PGM oz	11,920	10,786	(11)
Lost-time injury frequency rate (LTIFR)	Per 200,000 hours worked	0.38	0.97	61

Financial summary
Expressed in Canadian Dollars (000's)	Q1 2014	Q1 2013	% Change
Revenue	53,831	45,081	19
Cash operating costs	50,859	44,037	(15)
Cash operating profit/(loss)	2,972	1,044	185
Operating margin	5.5%	2%	175
EBITDA*	8	17,976	(100)
Loss attributable to Atlatsa shareholders	(4,877)	(6,165)	21
Basic and diluted loss per share cents	1	1	-
Cash utilized by operations	$140, 329	$2,611,486	95

* The Company recognised a fair value gain of $0.4 million during Q1 2014, compared to a fair value gain of $20.6 million for Q1 2013.

Safety

Bokoni Mine's LTIFR improved by 61% year-on-year to 0.38 per 200,000 hours worked. The improved safety performance at Bokoni Mine is largely attributable to management adopting a more proactive approach to behavioural safety standards and adherence to safety protocols at the operations.

Notwithstanding these improved safety statistics, Bokoni Mine suffered from a number of safety stoppages imposed by the Department of Mineral Resources (DMR), resulting in 14 lost production shifts across various shaft complexes during the quarter.

Operational results

Bokoni Mine continues to demonstrate a positive trend in operating performance, with all key operating metrics showing significant improvements.

Production was negatively impacted by the safety stoppages imposed by the DMR, as well as unseasonal rainfall across the northern part of South Africa during the quarter. The heaviest rainfall in the past twenty years was recorded at Bokoni Mine. These conditions had a negative impact on the Klipfontein open cast mine, which managed to produce only 50% of its planned production volumes.

Notwithstanding external challenges, tonnes milled for Q1 2014 improved by 29% year-on-year, whilst PGM production ounces improved by 19% year-on-year.

Primary development increased by 37% year-on-year to 2,686 metres. Emphasis remained on building out lateral development and shaft sinking at Bokoni's two new generation shaft complexes at the Middelpunt Hill (UG2) and Brakfontein (Merensky) ramp up projects.

Increased development rates continued to have a negative impact on Bokoni Mine's unit costs and recovered grade, as the Company accelerates the build out of its new generation underground shaft systems to steady state. The Company has adopted an expansionary approach in an effort to position Bokoni Mine as a 160,000 tpm steady state producer from its two new generation shaft complexes over the next three years. Bokoni Mine's two older and higher cost shaft complexes will be phased out during the same period.

Bokoni Mine management is encouraged by results achieved at its Klipfontein Merensky open cast mine, with an ever improving understanding of grade control and concentrator processing dynamics, positioning the open cast operation to become a meaningful contributor at Bokoni over the next three years, whilst the new generation underground operations ramp up to steady state.

Recovered grade at Bokoni Mine decreased 8% year-on-year as a result of the introduction of open cast mining activity, as well as increased development rates at the operations.

On completion of the current ramp up phase, the Bokoni Mine will be better positioned from both a unit cost and cash flow perspective, as it will:

  operate from two shaft complexes as opposed to the current four shaft system, thereby reducing a number of support services;
  reduce its aggregate operating costs by moving from older, higher cost shaft operations to lower cost, new generation and more efficient shaft operations;
  access higher grade Merensky mining areas at its new generation Brakfontein shaft complex;
  reduce overall sustaining capital expenditure at its new generation shaft complexes;
  significantly reduce its project capital expenditure; and
  maintain a relatively constant number of total employees and contractors, despite increasing the planned production volumes by 47% from 170,000 PGM oz (FY2013) to 250,000 PGM oz (FY 2017).

Financial results

Revenue increased by 19% year-on-year as a result of increased production volumes, coupled with the positive impact of a depreciating ZAR currency against the US$, resulting in an 11% increase in the average ZAR PGM ounce basket price achieved to ZAR12,373, compared to ZAR11,108 in Q1 2013. The US$ PGM ounce basket price achieved decreased by 8% year-on-year to $1,139, compared to US$1,241 in Q1 2013.

Absolute cash operating costs and unit costs were 15% and 11% higher respectively during the quarter, largely attributable to increased production volumes, annual wage increases, increased contractor and stores costs associated with the accelerated underground development programme and open cast mining.

Capital management, allocation and scheduling continues to improve at Bokoni Mine, with Q1 2014 expenditure decreasing by 7% year-on-year, despite a significant improvement in capital development metres achieved at the operations.

Notwithstanding external operational challenges experienced during the quarter, the Company continued to improve its cash generating ability, achieving a cash operating profit of approximately $3 million during the period. Cash utilized before working capital changes improved significantly year-on-year to $140,329, when compared to $2,611,486 in Q1 2013.

Earnings

The basic and diluted loss per share remained at 1 cents per share when compared to Q1 2013.

Balance sheet restructure completed

During the quarter the Company completed its financial restructure plan (as previously discussed in the Company's news release, dated February 3, 2014), resulting in a 73% reduction in its debt and a reduction in its cost of borrowing to 4.73% .

Purchase of concentrate terms agreed with Anglo American Platinum

On completion of its financial restructure plan, the Company agreed to revised payment terms with Anglo American Platinum Limited relating to its purchase of concentrate from Bokoni Mine. If required, the mine may access up to ZAR475 million (US$49.9 million) of a working capital facility as an advance on concentrate sales.

Outlook

With completion of the first quarter, which is traditionally the most challenging operating quarter at Bokoni Mine, management believes the operations remain well-positioned to achieve its minimum 10% year-on-year targeted growth rate on PGM ounces produced for FY 2014.

Management anticipates that the benefits associated with an accelerated development programme, improvements to open cast mining performance and efficiency improvement initiatives, should translate into overall improved results from Q2 2014 onwards.

The Company continues to assess various strategic alternatives relating to its significant Northern Limb (Platreef) mineral property package and will make an announcement regarding these opportunities once a definitive strategic decision has been taken.

Queries:

On behalf of Atlatsa
Joel Kesler
Chief Commercial Officer
Office: +27 11 779 6800
Email: Joel@atlatsa.com

Prudence Lebina
Head of Investor Relations
Office: +27 11 779 6800
Email: PrudenceL@atlatsa.com

Russell and Associates
Charmane Russell / Pam Wolstenholme
Office: +27 11 880 3924
Mobile: +27 82 372 5816 / +27 82 827 6387

Macquarie First South Capital (Pty) Ltd
Annerie Britz
Office: +27 11 583 2000

Cautionary note regarding forward-looking information

This document contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that are based on Atlatsa's expectations, estimates and projections as of the dates as of which those statements are made, including statements relating to the anticipated benefits of the Restructure Plan and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as may, will, outlook, anticipate, project, target, believe, estimate, expect, intend, should and similar expressions.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: open cast mining and accelerated development of underground shaft systems at Bokoni Mine will have anticipated positive impacts on operations and production; the Kwanda and Platreef Projects exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

•	uncertainties related to the realization of anticipated benefits of the Restructure Plan;
•	uncertainties related to implementation and realization of operational improvement and expansion plans, such as open cast mining and underground shaft development at Bokoni Mine;
•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties and costs related to the Company's exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;

•	uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
•	uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
•	operating and technical difficulties in connection with mining development activities;
•

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:

o	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
o	expected effective future tax rates in jurisdictions in which our operations are located;
o	the protection of the health and safety of mine workers; and
o	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

•

changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

•	unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
•

changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

•	geopolitical uncertainty and political and economic instability in countries which we operate; and
•

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Atlatsa, investors should review the Company's Annual Report on Form 20-F for the year ended December 31, 2013 and other disclosure documents filed at www.sedar.com and with the United States Securities and Exchange Commission, available at www.sec.gov.